Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2023 and 2022

(unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2023	2022
		$	$
Revenue	10	3,602,970	3,450,272

Operating expenses

Costs of services, selling and administrative		3,019,115	2,899,608

Acquisition-related and integration costs	8c	2,178	19,424

Cost optimization program	6	47,662	—

Net finance costs	7	7,258	18,141

Foreign exchange gain		(378)	(3,449)

		3,075,835	2,933,724

Earnings before income taxes		527,135	516,548

Income tax expense		137,339	134,169
Net earnings		389,796	382,379
Earnings per share

Basic earnings per share	5c	1.69	1.62

Diluted earnings per share	5c	1.67	1.60

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	1

Interim Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2023	2022
	$	$
Net earnings	389,796	382,379

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains on translating financial statements of foreign operations	46,891	346,881

Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	7,634	(63,414)

Deferred gains of hedging on cross-currency swaps	4,583	5,690

Net unrealized losses on cash flow hedges	(10,688)	(15,614)

Net unrealized gains on financial assets at fair value through other comprehensive income	1,852	436

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement losses on defined benefit plans	(1,985)	(10,309)
Other comprehensive income	48,287	263,670
Comprehensive income	438,083	646,049

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2023	As at September 30, 2023
		$	$
Assets

Current assets

Cash and cash equivalents	9c and 11	1,132,661	1,568,291

Accounts receivable		1,544,544	1,425,117

Work in progress		1,023,834	1,143,685

Current financial assets	11	43,882	103,463

Prepaid expenses and other current assets		170,640	198,377

Income taxes		9,396	6,067

Total current assets before funds held for clients		3,924,957	4,445,000

Funds held for clients		611,156	488,727

Total current assets		4,536,113	4,933,727

Property, plant and equipment		378,438	389,276

Right-of-use assets		462,978	482,321

Contract costs		314,178	308,446

Intangible assets		610,880	623,103

Other long-term assets		104,126	84,776

Long-term financial assets		147,460	147,968

Deferred tax assets		119,913	105,432

Goodwill		8,839,367	8,724,450

		15,513,453	15,799,499

Liabilities

Current liabilities

Accounts payable and accrued liabilities		910,414	924,659

Accrued compensation and employee-related liabilities		1,098,976	1,100,566

Deferred revenue		477,424	488,761

Income taxes		259,910	250,869

Current portion of long-term debt		468,146	1,158,971

Current portion of lease liabilities		219,588	198,857

Provisions		37,676	24,965

Current derivative financial instruments	11	7,847	4,513

Total current liabilities before clients’ funds obligations		3,479,981	4,152,161

Clients’ funds obligations		614,077	493,638

Total current liabilities		4,094,058	4,645,799

Long-term debt		1,908,943	1,941,350

Long-term lease liabilities		404,375	443,106

Long-term provisions		18,994	19,198

Other long-term liabilities		270,557	243,592

Long-term derivative financial instruments	11	6,104	1,700

Deferred tax liabilities		26,191	31,081

Retirement benefits obligations		180,211	163,379

		6,909,433	7,489,205

Equity

Retained earnings		6,610,176	6,329,107

Accumulated other comprehensive income	4	207,262	158,975

Capital stock	5a	1,447,069	1,477,180

Contributed surplus		339,513	345,032

		8,604,020	8,310,294

		15,513,453	15,799,499

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		389,796	—	—	—	389,796

Other comprehensive income		—	48,287	—	—	48,287

Comprehensive income		389,796	48,287	—	—	438,083

Share-based payment costs		—	—	—	18,762	18,762

Income tax impact associated with share-based payments		—	—	—	6,066	6,066

Exercise of stock options	5a	—	—	32,114	(5,283)	26,831

Exercise of performance share units	5a	1,089	—	11,765	(25,064)	(12,210)

Purchase for cancellation of Class A subordinate voting shares	5a	(109,816)	—	(7,143)	—	(116,959)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)
Balance as at December 31, 2023		6,610,176	207,262	1,447,069	339,513	8,604,020

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		382,379	—	—	—	382,379

Other comprehensive loss		—	263,670	—	—	263,670

Comprehensive income		382,379	263,670	—	—	646,049

Share-based payment costs		—	—	—	16,259	16,259

Income tax impact associated with share-based payments		—	—	—	5,841	5,841

Exercise of stock options	5a	—	—	37,416	(6,310)	31,106

Exercise of performance share units	5a	(3,030)	—	12,962	(23,254)	(13,322)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)

Balance as at December 31, 2022		5,805,630	303,416	1,469,195	307,340	7,885,581

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2023	2022

		$	$
Operating activities
Net earnings		389,796	382,379

Adjustments for:

Amortization, depreciation and impairment		133,206	124,260

Deferred income tax recovery		(14,068)	(22,204)

Foreign exchange gain		(4,259)	(1,481)

Share-based payment costs		18,762	16,259

Gain on lease terminations		—	(2,362)

Net change in non-cash working capital items and others	9a	53,735	108,423

Cash provided by operating activities		577,172	605,274

Investing activities

Net change in short-term investments		(31,055)	(96)

Business acquisitions (net of cash acquired)	8	(49,391)	(3,998)

Loan receivable		1,782	(21,469)

Purchase of property, plant and equipment		(28,496)	(41,271)

Additions to contract costs		(21,921)	(20,692)

Additions to intangible assets		(34,956)	(31,345)

Purchase of long-term investments		—	(87,025)

Proceeds from sale of long-term investments		15,204	14,924

Cash used in investing activities		(148,833)	(190,972)

Financing activities

Increase of long-term debt		—	948

Repayment of long-term debt	11	(673,263)	(2,878)

Settlement of derivative financial instruments	11	18,087	—

Payment of lease liabilities	11	(32,950)	(35,618)

Repayment of debt assumed from business acquisition		—	(56,994)

Purchase for cancellation of Class A subordinate voting shares	5a	(126,136)	(10,291)

Issuance of Class A subordinate voting shares	5a	26,831	31,106

Purchase of Class A subordinate voting shares held in trusts	5a	(66,847)	(74,455)

Withholding taxes remitted on the net settlement of performance share units	5a	(12,210)	(13,322)

Net change in clients’ funds obligations		120,592	52,379

Cash used in financing activities		(745,896)	(109,125)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		(12,732)	33,486

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(330,289)	338,663

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,838,083	1,471,184

Cash, cash equivalents and cash included in funds held for clients, end of period		1,507,794	1,809,847

Cash composition:

Cash and cash equivalents		1,132,661	1,324,835

Cash included in funds held for clients		375,133	485,012

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, as well as software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2023, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2023.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2023 and 2022 were authorized for issue by the Board of Directors on January 30, 2024.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at December 31, 2023	As at September 30, 2023
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $43,495 ($44,867 as at September 30, 2023)	581,212	534,321

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $52,635 ($49,991 as at September 30, 2023)	(318,015)	(325,649)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,645 ($1,754 as at September 30, 2023)	18,124	13,541

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $404 ($3,953 as at September 30, 2023)	836	11,524

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $619 ($1,189 as at September 30, 2023)	(1,560)	(3,412)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $25,653 ($25,173 as at September 30, 2023)	(73,335)	(71,350)

	207,262	158,975

For the three months ended December 31, 2023, $5,809,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $2,064,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($3,510,000 and $1,197,000, respectively, were reclassified for the three months ended December 31, 2022).

For the three months ended December 31, 2023, $2,978,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $455,000, were also reclassified in the consolidated statements of earnings ($3,196,000 and $488,000, respectively, were reclassified for the three months ended December 31, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B multiple voting shares		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of shares held in trusts[1]	—	11,765	—	—	—	11,765

Purchased and held in trusts[1]	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options[2]	462,843	32,114	—	—	462,843	32,114

Purchased and cancelled[3]	(943,250)	(7,143)	—	—	(943,250)	(7,143)
As at December 31, 2023	206,234,090	1,410,175	26,445,706	36,894	232,679,796	1,447,069

[1]

During the three months ended December 31, 2023,143,523 shares held in trust were released (163,266 during the three months ended December 31, 2022) with a recorded value of $11,765,000 ($12,962,000 during the three months ended December 31, 2022) that was removed from contributed surplus.

During the three months ended December 31, 2023, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $12,210,000 ($13,322,000 during the three months ended December 31, 2022).

During the three months ended December 31, 2023, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 463,364 Class A subordinate voting shares of the Company on the open market (640,052 during the three months ended December 31, 2022) for a cash consideration of $66,847,000 ($74,455,000 during the three months ended December 31, 2022).

As at December 31, 2023, 2,629,584 Class A subordinate voting shares were held in trusts under the PSU plans (2,318,495 as at December 31, 2022 and 2,309,743 as at September 30, 2023).

[2]

The carrying value of Class A subordinate voting shares includes $5,283,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the three months ended December 31, 2023 ($6,310,000 during the three months ended December 31, 2022).

[3]

On January 30, 2024, the Company’s Board of Directors authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the renewal of CGI’s Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares may be available for purchase for cancellation commencing on February 6, 2024 until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended December 31, 2023, the Company purchased for cancellation 874,700 Class A subordinate voting shares (nil during the three months ended December 31, 2022) under its current NCIB for a cash consideration of $116,959,000 and the excess of the purchase price over the carrying value in the amount of $109,816,000 was charged to retained earnings.

During the three months ended December 31, 2023, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its current NCIB, with a carrying value of $558,000 and for a total consideration of $9,177,000, which were purchased but not cancelled as at September 30, 2023 (100,100, $778,000 and $10,291,000, respectively, during the three months ended December 31, 2022, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the three months ended December 31, 2023, 796,242 PSUs were granted, 229,573 were exercised and 192,918 were forfeited. The PSUs granted in the period had a weighted average grant date fair value of $137.89 per unit.

ii)	Stock options

During the three months ended December 31, 2023, 462,843 stock options were exercised (Note 5a) and 3,528 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2023			2022
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	389,796	230,298,674	1.69	382,379	236,126,560	1.62

Net effect of dilutive stock options and PSUs[2]		3,598,608			3,310,204

Diluted	389,796	233,897,282	1.67	382,379	239,436,764	1.60

[1]

During the three months ended December 31, 2023, 943,250 Class A subordinate voting shares purchased for cancellation and 2,629,584 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (100,100 Class A subordinate voting shares paid for and cancelled and 2,318,495 Class A subordinate voting shares held in trusts were excluded from the calculation during the three months ended December 31, 2022).

[2]

The calculation of the diluted earnings per share excluded nil stock options for the three months ended December 31, 2023 (13,260 during the three months ended December 31 2022, as they were anti-dilutive).

6.   Cost optimization program

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to rightsize its real estate portfolio globally and improve operational efficiencies, including the increased use of automation and global delivery, focused on administrative activities.

During the three months ended December 31, 2023, the Company recorded $47,662,000 of costs (nil during the three months ended December 31, 2022), which includes costs for terminations of employment of $31,153,000, accounted for in severance provisions, and costs of vacating leased premises of $16,509,000.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Net finance costs

	Three months ended December 31

	2023	2022

	$	$

Interest on long-term debt	12,748	14,005

Interest on lease liabilities	7,389	7,161

Net interest costs on net defined benefit obligations or assets	1,983	1,091

Other finance costs	2,151	1,049

Finance costs	24,271	23,306

Finance income	(17,013)	(5,165)

	7,258	18,141

8.	Investments in subsidiaries

a)	Acquisitions and disposals

On October 10, 2023, the Company acquired all of the outstanding units of Momentum Industries Holdings, LLC. (Momentum), for a purchase price of $54,145,000. Momentum is an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida. The acquisition is reported under the U.S. Commercial and State Government operating segment. The purchase price is mainly allocated to goodwill that is deductible for tax purposes, and represents the future economic value associated with the acquired workforce and synergies with the Company’s operations, as well as client relationships. The purchase price allocation is preliminary and is expected to be completed as soon as management gathers all the significant information available that is considered necessary in order to finalize this allocation.

This acquisition was made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

Cash acquired as part of the acquisition represented $5,072,000. As at December 31, 2023, an amount of $2,030,000 of the consideration remains payable.

b)	Business acquisitions realized in the prior fiscal year

During the three months ended December 31, 2023, the Company paid $2,348,000 related to an acquisition realized in a prior fiscal year.

c)	Acquisition-related and integration costs

During the three months ended December 31, 2023, the Company incurred $2,178,000 of acquisition-related and integration costs ($19,424,000 during the three months ended December, 2022). These costs were mainly related to vacating leased premises of $798,000 ($1,337,000 during the three months ended December, 2022), cost of rationalizing the redundancy of employment of $232,000 ($7,289,000 during the three months ended December, 2022) and other integration costs, such as professional fees and training activities for $1,148,000 ($10,798,000 during the three months ended December 31, 2022, including $3,825,000 of costs in relation to the mandatory repayment of long-term debt).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for three months ended December 31:

	2023	2022

	$	$

Accounts receivable	(104,094)	(151,462)

Work in progress	123,704	161,589

Prepaid expenses and other assets	32,248	8,472

Long-term financial assets	(12,964)	(2,012)

Accounts payable and accrued liabilities	(626)	10,135

Accrued compensation and employee-related liabilities	(24,869)	(98,146)

Deferred revenue	5,191	94,481

Income taxes	11,386	82,800

Provisions	11,761	(4,519)

Long-term liabilities	14,637	9,413

Derivative financial instruments	(92)	(159)

Retirement benefits obligations	(2,547)	(2,169)

	53,735	108,423

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2023	2022

	$	$

Interest paid	18,662	16,225

Interest received	22,809	9,072

Income taxes paid	125,253	68,481

c)	Cash and cash equivalents consisted of unrestricted cash as at December 31, 2023 and September 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. Effective October 1, 2023, as part of the cost optimization program, the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

		For the three months ended December 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	653,055	558,992	499,204	483,238	421,994	371,317	218,888	204,480	233,310	(41,508)	3,602,970

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	86,670	70,377	120,099	69,938	37,769	62,591	27,025	33,904	75,860	—	584,233

Acquisition-related and integration costs (Note 8c)											(2,178)

Cost optimization program (Note 6)											(47,662)

Net finance costs (Note 7)											(7,258)

Earnings before income taxes											527,135

[1]

Total amortization and depreciation of $121,494,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $18,272,000, $22,107,000, $14,207,000, $11,872,000, $17,884,000, $11,006,000, $9,655,000, $9,547,000 and $6,944,000, respectively, for the three months ended December 31, 2023.

				For the three months ended December 31, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	628,128	566,013	506,373	464,029	398,203	329,947	203,258	178,101	217,977	(41,757)	3,450,272

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	77,404	82,282	119,002	73,145	31,107	45,100	29,218	25,866	70,989	—	554,113

Acquisition-related and integration costs (Note 8c)											(19,424)

Net finance costs (Note 7)											(18,141)

Earnings before income taxes											516,548

[1]

Total amortization and depreciation of $124,053,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $20,561,000, $19,353,000, $13,815,000, $15,956,000, $21,542,000, $9,077,000, $8,973,000, $7,540,000 and $7,236,000, respectively, for the three months ended December 31, 2022.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2023	2022
	$	$
Western and Southern Europe

France	568,210	549,942
Spain	30,380	28,047
Portugal	28,217	27,179

Others	15,289	12,241
	642,096	617,409

U.S.[1]	1,097,288	1,068,308

Canada	544,374	550,618

Scandinavia and Central Europe

Germany	237,338	207,687
Sweden	181,851	177,977

Norway	27,384	35,179
	446,573	420,843

U.K. and Australia

U.K.	404,412	369,944

Australia	18,067	21,396
	422,479	391,340

Finland, Poland and Baltics

Finland	213,476	201,810

Others	17,368	9,174
	230,844	210,984

Northwest and Central-East Europe

Netherlands	156,907	133,272
Denmark	21,888	24,755
Czech Republic	21,742	15,976

Others	14,725	15,874
	215,262	189,877

Asia Pacific

Others	4,054	893

	4,054	893

	3,602,970	3,450,272

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $611,890,000 and $485,398,000, respectively, for the three months ended December 31, 2023 ($602,072,000 and $466,236,000, respectively, for the three months ended December 31, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2023	2022
	$	$

Managed IT and business process services	1,971,844	1,842,203

Business and strategic IT consulting and systems integration services	1,631,126	1,608,069

	3,602,970	3,450,272

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $480,897,000 and 13.3% of revenues for the three months ended December 31, 2023 ($460,495,000 and 13.3% for the three months ended December 31, 2022).

11.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments included in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the three months ended December 31, 2023.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2023		As at September 30, 2023

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

2014 U.S. Senior Notes	Level 2	462,255	457,323	473,808	464,806

2021 U.S. Senior Notes	Level 2	1,310,190	1,157,535	1,342,714	1,132,649

2021 CAD Senior Notes	Level 2	596,728	537,374	596,550	503,984

Other long-term debt	Level 2	7,916	7,496	10,363	9,839

		2,377,089	2,159,728	2,423,435	2,111,278

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000 for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2023	As at September 30, 2023
		$	$
Financial assets
FVTE

Cash and cash equivalents	Level 2	1,132,661	1,568,291

Cash included in funds held for clients	Level 2	375,133	269,792

Deferred compensation plan assets	Level 1	98,542	88,076

		1,606,336	1,926,159
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		28,038	83,626

Foreign currency forward contracts		7,457	12,505

Long-term derivative financial instruments	Level 2

Cross-currency swaps		11,976	16,130

Foreign currency forward contracts		2,031	5,875

		49,502	118,136
FVOCI

Short-term investments included in current financial assets	Level 2	8,387	7,332

Long-term bonds included in funds held for clients	Level 2	126,023	138,935

Long-term investments	Level 2	17,225	17,113

		151,635	163,380
Financial liabilities
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		4,309	2,183

Foreign currency forward contracts		3,538	2,330

Long-term derivative financial instruments	Level 2

Foreign currency forward contracts		6,104	1,700

		13,951	6,213

There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2023 and 2022	17